Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-15

Alianza Minerals Receives 5 Year Exploration Permit for KRL Property

Vancouver, BC, July 7, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to report that the Company has received a Multi-Year Area-Based (MYAB) Mines Act Permit for exploration activities at the KRL Project from the British Columbia Ministry of Mines, Energy and Low Carbon Innovation. This Permit allows for activities including trenching and diamond drilling to be conducted at KRL, located in BC’s Golden Triangle, until July 5 2026. The property lies near the junction of McLymont Creek and the Iskut River, approximately 5 km from the McLymont Creek and Forrest Kerr power generation stations. Road access exists less than 2 km from the property boundary.

“We are actively seeking a partner to carry on with exploration at KRL and with this permit in hand, a new partner can be active, exploring high-grade gold veins on the project almost immediately,” stated Jason Weber, P.Geo., President and CEO of Alianza.

About the KRL Property

Alianza is actively seeking a partner to advance the KRL Property, in keeping with the Company’s business model. The KRL Property was acquired in late 2018 to investigate high grade gold-bearing quartz veins identified in the 1980s when a series of hand trenches were excavated to sample quartz veins 10 – 100 cm in width returning multiple >60 g/t gold results, including a high of 248.1 g/t gold from a 10 cm vein. At the time, at least 11 veins were identified over a 400 m by 600 m area. Subsequent work in 2019 identified a northeast trending fault-bounded corridor approximately 800 metres in length that encompasses the main KRL gold showing as well as other high-grade vein occurrences. The KRL Property sits within Tahltan Territory in BC’s prolific Golden Triangle.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has optioned the Tim Silver Project, Yukon Territory, to Coeur Mining, Inc. and has a copper exploration alliance in the southwestern United States with Cloudbreak Discovery PLC. Alianza is currently funding exploration drilling at the 100% owned Haldane Silver Project, Yukon Territory. Alianza is also seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.